UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___ )*

STALAR 5, INC.

(Name of Issuer)

COMMON STOCK, $0.00001 PAR VALUE

(Title of Class of Securities)

(CUSIP Number)

DECEMBER 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

1.       Names of Reporting Persons:

PARK AVENUE DISCOVERIES, LLC

2.      Check the Appropriate Box if a Member of a Group (See Instructions):

(a)

(b)

3.       SEC Use Only

4.       Citizenship or Place of Organization:  NEW YORK

Number of Shares Beneficially Owned by Each Reporting Person With:

5.       Sole Voting Power:  0

6.       Shared Voting Power:  5,000,000

7.       Sole Dispositive Power: 0

8.       Shared Dispositive Power: 5,000,000

9.       Aggregate Amount Beneficially Owned by Each Reporting Person: 5,000,000

10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

11.       Percent of Class Represented by Amount in Row (9): 50.0%

12.       Type of Reporting Person (See Instructions):   OO

Page 2 of 8 pages

1.       Names of Reporting Persons:

STEVEN ROSENFELD

2.       Check the Appropriate Box if a Member of a Group (See Instructions):

(a)

(b)

3.       SEC Use Only

4.       Citizenship or Place of Organization:  UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With:

5.       Sole Voting Power: 0

6.       Shared Voting Power:   5,000,000

7.       Sole Dispositive Power: 0

8.       Shared Dispositive Power: 5,000,000

9.       Aggregate Amount Beneficially Owned by Each Reporting Person: 5,000,000

10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

11.       Percent of Class Represented by Amount in Row (9): 50.0%

12.       Type of Reporting Person (See Instructions):   IN

Page 3 of 8 pages

Item 1.

(a )       Name of Issuer: Stalar 5, Inc.

(b)       Address of Issuer’s Principal Executive Offices: 317 Madison Ave., Suite 1520, New York, NY 10017

Item 2.

(a)       Names of Persons Filing:

Park Avenue Discoveries, LLC

Steven Rosenfeld

All of the securities covered by this report are owned directly by Park Avenue Discoveries, LLC.   Steven Rosenfeld is the 100% owner of Park Avenue Discoveries, LLC.

(b)       Address of Principal Business Office or, if none, Residence:

Address for Park Avenue Discoveries, LLC and Dr. Steven Rosenfeld:

1321 Lenox Hill

New York, NY 10021

(c)       Citizenship:

Park Avenue Discoveries, LLC was organized under the laws of New York.

Steven Rosenfeld is a United States citizen.

(d)       Title of Class of Securities: Common Stock, $0.00001 par value

(e)       CUSIP Number:

Item 3.       If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

Not applicable.

Page 4 of 8 pages

Item 4.  Ownership.

(a) Amount beneficially owned:  5,000,000

(b) Percent of class:  50.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 5,000,000

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of:  5,000,000

Item 5.       Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐ ..

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.       Identification and Classification of Members of the Group.

Not applicable.

Item 9.       Notice of Dissolution of Group.

Not applicable.

Page 5 of 8 pages

Item 10.       Certifications.

By signing below the undersigned certify that, to the best of its/his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its/his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 15, 2013

PARK AVENUE DISCOVERIES, LLC

By: /s/Steven Rosenfeld

  Steven Rosenfeld

/s/Steven Rosenfeld
Steven Rosenfeld

Page 6 of 8 pages

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement

Page 7 of 8 pages

EXHIBIT 1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) of Regulation 13D-G of the Securities Exchange Act of 1934, the persons or entities below agree to the joint filing on behalf of each of them of the Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of Stalar 5, Inc., and agree that such statement is, and any amendments thereto filed by any of them will be, filed on behalf of each of them, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Dated: January 15, 2013

PARK AVENUE DISCOVERIES, LLC

By: /s/Steven Rosenfeld

  Steven Rosenfeld

/s/Steven Rosenfeld
Steven Rosenfeld

Page 8 of 8 pages